11-00519

Form G-FIN

08032274

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☒ Government Securities Dealer
   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☒ Notice
   B. ☐ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 24 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

4. A. Full name of the financial institution:

   CENTERSTATE BANK OF FLORIDA - BOND DEPARTMENT

   B. Address of principal office of financial institution:

   1101 FIRST STREET SOUTH, WINTER HAVEN, FL 33880

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   3800 COLONNADE PARKWAY, SUITE 210, BIRMINGHAM, AL 35243

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
STEPHEN DEAN YOUNG	EVP/CFO	(863) 294-8108

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

(If yes, provide addresses and describe activities.)

PROCESSED
NOV 06 2008
THOMSON REUTERS

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
CLEMMONS	WILLIAM	SCOTT	SUPERVISING PRINCIPAL
FULLER	CAROL	DEAN	OFFICE MANAGER

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
STEPHEN	DEAN	YOUNG	EVP / CFO

Manual Signature: Stephen D. Young

Date: 10/10/08

Instructions for completing Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities

GENERAL INFORMATION AND INSTRUCTIONS

A. Terms and Abbreviations

1. "Act" refers to the Securities Exchange Act of 1934, as amended by the Government Securities Act of 1986.

2. "ARA" refers to the financial institution's appropriate regulatory agency, as defined in section 3(a)(34)(G) of the Act. See general instruction (E) below for a listing of appropriate regulatory agencies.

3. "Government securities" are defined in section 3(a)(42) of the Act. In general, this term refers to direct obligations of or obligations guaranteed as to principal or interest by the United States; securities issued or guaranteed as to principal or interest by corporations designated by statute or by the Secretary of the Treasury to constitute exempt securities; and puts, calls, straddles or options on such securities. Although not all inclusive, the following are the more common types of government securities covered by the term: U.S. Treasury bills, bonds, notes; discount notes, bonds, certain collateralized mortgage obligations, pass throughs, master notes, and other obligations of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Student Loan Marketing Association (SLMA), Federal Home Loan Banks and Farm Credit Banks; securitized Small Business Association (SBA) loans; and FNMA stock.

4. "Government securities broker" is defined in section 3(a)(43) of the Act. In general, this term refers to a financial institution that is regularly engaged in the business of effecting transactions in government securities for the account of others.

5. "Government securities dealer" is defined in section 3(a)(44) of the Act. In general, this term refers to a financial institution engaged in the business of buying and selling government securities for its own account but does not include a financial institution insofar as it buys or sells securities for its own account but not as a part of its regular business or in a fiduciary capacity.

6. "Financial institution" is defined in Section 3(a)(46) of the Act. In general, the term refers to any national or state chartered bank or trust company which is supervised and examined by a state or federal bank supervisory agency, a foreign bank, and any other institution whose deposits were formerly insured by the Federal Savings and Loan Insurance Corporation.

7. "Associated person" is defined by Treasury regulation (17 C.F.R. 400.3(c)) to mean a person directly engaged in any of the following activities in either a supervisory or nonsupervisory capacity: underwriting, trading or sales of government securities; financial advisory or consultant services for issuers in connection with the issuance of government securities; other communications with public investors, or research or investment advice other than general economic information or advice, with respect to government securities in connection with the activities described above. The term is further defined in Section 400.3(c) to cover persons engaged in the following activities in a supervisory capacity: processing and clearance activities with respect to government securities and maintenance of records involving any of the activities described in this paragraph.

   This definition does not include directors and senior officers of the financial institution who may from time to time set broad policy guidelines affecting the financial institution as a whole, but are not directly involved in the conduct of the financial institution's government securities business on a day-to-day basis. It also does not cover persons whose functions are solely clerical or ministerial, persons who are acting in a fiduciary capacity, or persons who act solely as order takers without giving investment advice or receiving transaction-based compensation.

B. Who Must File?

Under Section 15C(a)(1)(B) of the Act, any financial institution that is a government securities broker or government securities dealer within the foregoing definitions must file with its ARA a written notice, on the form prescribed herein, except as described below.

A financial institution that buys and sells securities solely for investment for its own account or for accounts for which it acts as a fiduciary will not generally be classified as a dealer, even though such purchases and sales are made with some frequency. Virtually every financial institution purchases government securities for investment; and purchases and sales may occur to accommodate changes in the financial institution's financial position or to reflect investment decisions. The legislative history of the Act indicates that the Congress did not intend to require financial institutions engaged in such investment-type activity to register as dealers.

The Department of the Treasury has exempted financial institutions that engage solely in the following activities:

(1) Acting as issuing agent, payment agent or forwarding agent for U.S. Savings Bonds (17 C.F.R. 401.1);
(2) submission of tenders for the account of customers for purchase on original issue of U.S. Treasury securities (17 C.F.R. 401.2);
(3) the sale and subsequent repurchase and the purchase and subsequent resale of government securities pursuant to a repurchase or reverse repurchase agreement (17 C.F.R. 401.4); or
(4) sales or purchases in a fiduciary capacity (17 C.F.R. 401.4).

In general, government securities activities that may bring a financial institution within the definition of government securities dealer include the following: (1) underwriting or participating in a selling group for the sale of government securities; (2) advertising or otherwise holding itself out to other dealers or investors as a dealer in government securities; or (3) quoting a market for government securities, and in connection with such quotations, standing ready to purchase or sell government securities.

The Department of the Treasury also has exempted (17 C.F.R. 401.3) any financial institution from the definition of government securities broker unless it (1) holds itself out as a government securities broker or interdealer broker; or (2) actively solicits individual purchases or sales of government securities on an agency basis. In addition, a financial institution will be exempt if it (a) effects less than 500 brokerage transactions per year or (b) except for U.S. Savings Bonds and submissions of tenders for U.S. Treasury securities (as described above), effects all brokerage transactions through a government securities broker or dealer who is clearly identified as the entity providing the brokerage services, and who meets the other conditions of the exemption.

A branch or agency of a foreign bank that engages in government securities transactions solely with non-U.S. citizens that are resident outside the United States is also exempt (17 C.F.R. 401.6).

C. When to file

A financial institution that was acting as a government securities broker or government securities dealer on July 25, 1987, was required to file a notice with its ARA on or before that date. Any financial institution that proposes to act as a government securities broker or government securities dealer after that date shall file the notice before it commences operations.

D. Amendments

In the event any of the information previously submitted on this notice becomes incomplete, inaccurate or no longer applicable, the notice must be amended. This amendment must be filed within 30 calendar days of the notice becoming inaccurate (17 C.F.R. 400.5(b)).

Items 1, 2, 3, 4, and 8 of the notice shall be completed for each amendment. Otherwise, only those items which are being amended need to be completed.

E. How and where to file: Number of copies

Each financial institution must file two copies of the notice and each amendment with its ARA, one of which will be sent by the ARA to the SEC. Retain one exact copy for your records. A financial institution may determine the name and address of its ARA from the following:

1. A national bank, a bank operating in the District of Columbia that is examined by the Comptroller of the Currency, or a federal branch or federal agency of a foreign bank, files with the:

    Office of the Comptroller of the Currency
    Administrator of National Banks
    Compliance Programs
    Washington, DC 20219

2. A state member bank of the Federal Reserve System, a foreign bank, an uninsured state branch or a state agency of a foreign bank, a commercial lending company owned or controlled by a foreign bank, or an Edge corporation files with the:

    Board of Governors of the Federal Reserve System
    Division of Banking Supervision & Regulation
    Specialized Activities Section
    Washington, DC 20551

3. A bank insured by the Federal Deposit Insurance Corporation (other than a bank which is a member of the Federal Reserve System or a federal savings bank) or an insured branch of a foreign bank files with the:

    Federal Deposit Insurance Corporation
    Division of Bank Supervision
    Securities Analysis Unit
    Washington, DC 20429

4. A federal savings and loan association, federal savings bank, or an institution formerly insured by the Federal Savings and Loan Insurance Corporation, files with the:

    Office of Thrift Supervision
    Office of the Chief Counsel
    Business Transactions Division
    1700 G Street, NW
    Washington, DC 20552

5. A state chartered bank or a state chartered trust company that is not a member of the Federal Reserve System and whose deposits are not insured by the Federal Deposit Insurance Corporation, or any other financial institution not described in the preceding paragraphs, files with the:

    Securities and Exchange Commission
    450 Fifth Street, NW
    Washington, DC 20549

F. Privacy Act Notice

Collection of the information to be supplied on this form is authorized by section 15C(a)(1)(B) of the Securities Exchange Act of 1934, 15 U.S.C. 78o-5(a)(1)(B). Disclosure is mandatory for all financial institutions that act as government securities brokers or government securities dealers that are not exempted from filing under Treasury Department regulations (see 17 C.F.R. Part 401). The principal purpose of this notice is to identify to the appropriate regulatory agencies those financial institutions that act as government securities brokers or government securities dealers and are subject to regulation under the Act. Information supplied on this form will be included routinely in the public files of the appropriate regulatory agencies and will be available for inspection by any interested person. In addition, the Securities and Exchange Commission will maintain copies of all G-FIN notices in the public files, and will make them available for public inspection by any interested person. Financial institutions that do not provide the information solicited on this form may not lawfully act as government securities brokers or government securities dealers unless exempted from the notice requirement by Treasury Department regulation (17 C.F.R. Part 401).

END